UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated  September 2, 2008
Commission file number  001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-141478 AND 333-152607) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:
•	Press Release dated August 29, 2008.
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: September 2, 2008	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

2

NEWS RELEASE
Enbridge and BP Announce Agreement to Develop Delivery System for
Canadian crude oil from Illinois to the U.S. Gulf Coast
CALGARY, Alberta and WARRENVILLE, Ill. — August 29, 2008 — Enbridge Inc. (TSX:ENB) (NYSE:ENB) and BP Pipelines (North America) Inc. announced today they have entered into an agreement to develop a new delivery system to transport Canadian heavy crude oil from Flanagan, Illinois, to Houston and Texas City, Texas, using a combination of existing facilities and new pipeline construction where required.
The new delivery system is expected to be in service by late 2012 with an initial total system capacity of 250,000 barrels per day (bpd) into the Gulf Coast. Enbridge and BP intend to use the BP #1 System and other existing pipelines north of the Cushing, Oklahoma, crude oil hub with some new pipeline construction south of Cushing, to connect to markets in Houston and possibly Nederland, Texas. Initial receipts at Flanagan, where the system would interconnect with Enbridge Energy Partners’ Southern Access pipeline, would be approximately 140,000 bpd with deliveries to Gulf Coast markets. The remaining 110,000 bpd would originate from interconnecting pipelines at Cushing.
“This proposed project offers timely and economic access for shippers to the U.S. Gulf Coast market,” said Steve Wuori, Executive Vice President, Liquids Pipelines, Enbridge, Inc.“The new system would be a continuation of our phased approach to Gulf Coast market access, which has the objectives of minimizing capital cost and financial commitments required of shippers, maximizing use of existing pipelines and rights-of-way and ensuring attractive producer netbacks.”
The project would be timed to coincide with the projected ramp-up of crude oil production in western Canada. It would be complementary to Enbridge’s other market initiatives including the Trailbreaker Project, which is planned to offer Gulf Coast access by tanker from Portland, Maine, by mid-2010; the Southern Access Extension, which is expected to facilitate both heavy and synthetic crude access to Patoka, Illinois, by 2011; and the Texas Access Pipeline, which is positioned to move greater crude oil volumes from Patoka to the Gulf at the time required by the market.
“These options offer unparalleled flexibility to shippers, and this project reflects our objective to provide our customers with the best transportation solutions available,” said Mr. Wuori.
Jim Lamanna, president, BP Pipelines (North America) Inc., said “This proposal is consistent with BP’s goals of maximizing value from existing assets and minimizing environmental impacts. Combined with the construction and operating experience of these two companies, the proposed new delivery system will offer shippers the economics, predictability and flexibility that are required in this high-cost environment. Also, timely redeployment of existing facilities significantly reduces the environmental impact associated with alternative proposed cross-country pipelines.”
A BP Pipelines affiliate is expected to be a significant committed shipper on the proposed system. Enbridge and BP Pipelines would make capacity available to other potential shippers on terms competitive with other Gulf Coast delivery proposals through commercial arrangements targeted to be concluded this fall. Terms will be subject to approval by applicable regulatory authorities.
The two companies plan to operate the pipeline system by way of a joint venture, subject to completing final agreements and securing other required approvals.
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 5,600 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.
BP Pipelines (North America) Inc. is part of BP plc and one of the largest liquids pipeline companies in the U.S., transporting more than 1.6 million barrels per day of oil, refined products, natural gas liquids and other products.. Altogether, BP Pipelines North America operates about 6,000 miles of pipelines owned and operated by BP or its subsidiaries, affiliates and joint ventures, and holds joint venture interests in another approximately 3,000 miles of pipelines, which are operated by third parties.
The joint investments of the phased capacity additions is expected to be in the range of US$1 billion to US$2 billion.

FOR FURTHER INFORMATION PLEASE CONTACT:
Enbridge Inc.
Chris Martin
Commercial Inquiries
(713) 821-2053
Email: chris.martin@enbridge.com
Jennifer Varey
Media
(403) 508-6563 or Toll Free: (888) 992-0997
Email: jennifer.varey@enbridge.com
Larry Springer
U.S. Media
(713) 821-2253
Email: usmedia@enbridge.com
Vern Yu
Investment Community
(403) 231-3946
Email: vern.yu@enbridge.com
Website: www.enbridge.com
BP Pipelines (North America) Inc.
Business Enquiries
John Rasmussen
BP Pipelines (North America) Inc
281-366-6447
Press Enquiries
Scott Dean
BP America, Inc.
630-821-3212

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although BP and Enbridge believe that these statements are based on information and assumptions that are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices and other matters. You can find a discussion of those and other risks and uncertainties in Enbridge’s Canadian securities filings and American SEC filings and in BP’s SEC filings. While BP and Enbridge make these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, neither BP nor Enbridge assume any obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.